UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE


Mail Stop 3561

                              April 14, 2006


Mr. Daniel Guez
Chief Executive Officer, President and Secretary
People`s Liberation, Inc.
150 West Jefferson Boulevard
Los Angeles, CA 90007

      Re:	People`s Liberation, Inc.
Amendment Two to Registration Statement on Form SB-2
      Filed April 12, 2006
      File No. 333-130930
      Form 10-KSB/A for Fiscal Year Ended December 31, 2005
      Filed April 12, 2006
		File No. 0-16075

Dear Mr. Guez:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form SB-2

1. We note that the number of shares issued to the existing
shareholders of People`s Liberation, Inc. disclosed on pages 2 and
13
do not agree to the number of shares issued to existing shareholders disclosed on pages F-6 and F-17. Please advise or revise as necessary.


Financial Statements, page F-1

General

2. We note the restatement of your financial statements and revisions to your disclosures in response to our letter dated March 16, 2006 and our telephonic discussions on April 7, 2006. Please remove the
"as restated" footnotes and label each appropriate column "As
Restated." In addition, please revise your statements of operations to:

* Remove "pro forma basic and diluted loss per common share" and "pro forma basic and diluted weighted average common shares outstanding" assuming that the conversion of the preferred stock and exchange transaction occurred at the beginning of the years presented; and

* Reflect only adjustments to income taxes in "pro forma net loss" and "pro forma net loss available to common shareholders."

Notes to Consolidated Financial Statements, page F-7

Note 3 - Earnings Per Share, page F-13

3. Please disclose the assumptions you used to compute pro forma income taxes and pro forma earnings per share presented in the statements of operations.

Note 8 - Stockholders` Equity, page F-15

4. Please disclose the significant terms and preferences of the Series A Preferred Stock. Please also disclose the authorized number of shares of preferred stock. Additionally, either tell us where you have filed the amended and restated certificate of incorporation that was approved by the Board of Directors on May 27, 2005 and filed with the Secretary of State on June 28, 2005 or file this document as an
Exhibit.

Note 19 - Restatement of Financial Results

5. Please revise the disclosure in the table on page F-24 to conform to the revised statements of operations. Refer to comment 2 above.
Specifically, please remove the "pro forma basic and diluted loss per common share" and "pro forma basic and diluted weighted-average common shares outstanding" line items and revise the "pro forma net loss available to common shareholders" line item to include only the effect of the pro forma income tax benefit.

Form 10-KSB for the Year Ended December 31, 2005

6. Please amend your filing to address the above comments.


***

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Yong Kim at (202) 551-3323 or William
Thompson
at (202) 551-3344 if you have any questions regarding these comments.
Please contact me at (202) 551-3716 with any other questions.


									Sincerely,



									William Choi
									Accounting Branch
Chief


John McIlvery, Esq.
Stubbs Alderton & Markiles
FAX (818) 474-8602

Mr. Daniel Guez
People's Liberation, Inc.
April 14, 2006
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